Exhibit 12-1
Commonwealth Edison Company and Subsidiary Companies Consolidated
Computation of Ratios of Earnings to Fixed Charges
and Ratios of Earnings to Fixed Charges and
Preferred and Preference Stock Dividend Requirements
(Thousands of Dollars)

						Three Months
	Year Ended December 31,					Ended June 30,
Line	2001	2002	2003	2004	2005	2005	2006
Net income	$606,872	$790,343	$701,756	$676,763	$(675,687)	$70,194	$54,535

Net provisions for income taxes and investment tax credits deferred charged to — Operations and other income	$503,398	$506,079	$465,026	$457,225	$362,530	$45,931	$36,392

	$503,398	$506,079	$465,026	$457,225	$362,530	$45,931	$36,392

Fixed charges — Interest on debt, including amortization of debt discount, premium and expense	$554,732	$480,310	$429,243	$368,509	$297,595	$74,722	$78,188

Estimated interest component of nuclear fuel and other lease payments, rental and other interest	5,725	8,413	5,971	6,093	6,225	1,248	1,879
Preferred securities dividend requirements of subsidiary trusts	29,710	29,710	26,455	—	—	—	—

	$590,167	$518,433	$461,669	$374,602	$303,820	$75,970	$80,067

							Three Months
	Year Ended December 31,						Ended June 30,
Line	2001	2002	2003	2004	2005		2005	2006
Preferred and preference stock dividend requirements — Provisions for preferred and preference stock dividends	$—	$—	$—	$—	$—		$—	$—

Taxes on income required to meet provisions for preferred and preference stock dividends	—	—	—	—	—		—	—

	$—	$—	$—	$—	$—		$—	$—

Fixed charges and preferred and preference stock dividend requirements	$590,167	$518,433	$461,669	$374,602	$303,820		$75,970	$80,067

Earned for fixed charges and preferred and preference stock dividend requirements	$1,697,187	$1,806,575	$1,622,432	$1,508,625	$(11,553)		$191,848	$168,737

Ratio of earnings to — Fixed charges (line 51 divided by line 25)	2.88	3.48	3.51	4.03	Neg.	(a)	2.53	2.11

(a)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for 2005 was approximately $315 million. Our earnings for 2005 were negatively impacted by a $1.2 billion non-deductible, non-cash impairment charge we took related to the goodwill originally recorded on our books in connection with our former parent’s merger with PECO Energy Company. For purposes of calculating our ratio of earnings to fixed charges for the twelve-month ended December 31, 2005, fixed charges were approximately $304 million.

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